UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner Boston Scientific Corporation (“BSC”) has announced three-year follow-up data from its TAXUS VI clinical trial.  The data demonstrated that the safety and efficacy benefits associated with a moderate-release formulation of the TAXUS® Express™ paclitaxel-eluting stent system were maintained at three years.  Analysis of the data was presented by Keith D. Dawkins, M.D., Co-Principal Investigator of the trial.  BSC made the announcement at the annual Paris Course on Revascularization (EuroPCR).

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 16, 2006

                  By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Tuesday, May 16, 2006

MODERATE-RELEASE TAXUS® EXPRESS™ CORONARY STENT SYSTEM DEMONSTRATES SUSTAINED LONG-TERM OUTCOMES IN HIGH-RISK PATIENTS

TAXUS VI results support positive safety and efficacy profile

Vancouver, BC (May 16, 2006) -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced that its corporate partner Boston Scientific Corporation (“BSC”) has announced three-year follow-up data from its TAXUS VI clinical trial.  The data demonstrated that the safety and efficacy benefits associated with a moderate-release formulation of the TAXUS® Express™ paclitaxel-eluting stent system were maintained at three years.  Analysis of the data was presented by Keith D. Dawkins, M.D., Co-Principal Investigator of the trial.  BSC made the announcement at the annual Paris Course on Revascularization (EuroPCR).

The randomized, double-blind, controlled study of 448 patients at 44 international sites is designed to assess the TAXUS moderate-release paclitaxel-eluting coronary stent system in reducing restenosis in high-risk patients, including long de novo lesions with overlapping stents, small vessels and diabetics.  Lesion size ranged from 18 – 40 mm in length and 2.5 – 3.75 mm in diameter.  TAXUS VI is the first randomized, controlled clinical trial to demonstrate durability of drug-eluting stents in complex lesions at three years.  Follow-up included 98.2 percent of the patients enrolled at three years (432 out of 440).

“The three-year data from TAXUS VI demonstrates sustained safety and efficacy of the moderate-release TAXUS paclitaxel-eluting stent system in patients with long lesions treated with multiple, overlapping stents,” said Dr. Dawkins.  “It’s reassuring to see that even in the most complex lesions ever studied in a drug-eluting stent trial, moderate-release TAXUS stents offer sustained target lesion revascularization benefits over time with no compromise to safety.”

Continued efficacy

The study’s results indicate a continued significant reduction in target lesion revascularization (TLR, or retreatment rate) as compared to the bare-metal stent control group at three years.  The study reported a three-year TLR rate of 11.7 percent (25/213) for the TAXUS group, as compared with 21.2 percent (46/217) for the control group (P=0.0082) (only four TLR events were reported between two and three years for the TAXUS group).  The rate of patients living free of TLR events was 88.4 percent at three years for the TAXUS group, as compared to 79.1 percent for the bare-metal stent control group.

Long-term safety

The three-year results for TAXUS VI support long-term safety with the increased levels of paclitaxel in the moderate-release formulation used in the study.  Even with an in vitro dosing rate 8-10 times greater than the commercialized slow-release formulation, no compromise in safety was observed.  Stent thromboses remained unchanged between two and three years at a low 0.9 percent for both the TAXUS group and the control group.

BSC launched the slow-release formulation TAXUS Express2 paclitaxel-eluting coronary stent system in Europe and other international markets in February 2003 and in the United States in March 2004.  The TAXUS Express moderate-release paclitaxel-eluting stent is not approved for commercial distribution.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

About Angiotech Pharmaceuticals, Inc.

Founded in 1992, Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company, with 14 facilities in 6 countries and over 1,500 dedicated employees, that discovers, develops and markets innovative, minimally invasive treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained in this press release or in our other written or oral public communications that are not based on historical or current fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Such forward-looking statements are based on assumptions that involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Forward-looking statements in this release include the statements regarding: the applicability of the clinical data to patient.  These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  These risks and uncertainties include, among others, the possibility of a change in the regulatory environment in Europe and the risks and uncertainties described in Angiotech’s filings with the United States Securities and Exchange Commission or the Canadian securities regulators.  The forward looking statements are also based on a number of assumptions, including the applicability of the clinical data to patient populations; that the study results were collected and reported in accordance with the study protocol; and that the study results have been accurately interpreted.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:

Janet Craig

VP, Investor Relations and Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-6933

Media:

Jodi Regts

Manager, Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-7930